Mail Stop 3561

March 30, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Jeffrey M. Ettinger, Chief Executive Officer
Hormel Foods Corporation
1 Hormel Place
Austin, Minnesota 55912

>   **Re: Hormel Foods Corporation**
>   **Form 10-K for the fiscal year ended October 26, 2008**
>   **Filed December 23, 2008**
>   **File No. 001-02402**

Dear Mr. Ettinger:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended October 26, 2008

Exhibit 13
Selected Financial Data, page 17

1.   We note your presentation of the non-GAAP measure EBITDA in your selected
        financial data. Please revise future filings to include all disclosures required by
        Item 10(e) of Regulation S-K with respect to this non-GAAP measure. As part of
        your revised disclosure, please include a reconciliation of this non-GAAP
        measure to the most comparable GAAP measure and include disclosure of how
        this non-GAAP measure is used by the company's management. Also, future
        filings should be revised to include an explanation of why management believes
        the measures provides meaningful information to investors.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 18
Liquidity and Capital Resources, page 29

2.   We note that you have multiple ratios discussed in your liquidity section on page
        74. Please revise future filings to include Exhibit 12 reflecting the calculations of
        all ratios presented in accordance with the guidance in Item 601(b)(12) of
        Regulation S-K.

Financial Statements, page 38
Consolidated Statements of Cash Flows, page 42

3.   We note the adjustment to reconcile net earnings for fiscal 2008 to net cash
        provided by operating activities described as "non-cash investment activities"
        aggregating $32,966. Please tell us and explain in the notes to your financial
        statements in future filings the nature of this non-cash investment activity. As
        part of your response and your revised disclosure, please explain how this non-
        cash investment activity was valued and accounted for in the company's financial
        statements.

Notes to Consolidated Financial Statements October 26, 2008, page 43
Note A, page 43
Summary of Significant Accounting Polices, page 43
Investments, page 43

4.   Your disclosure indicates that you account for securities in the rabbi trust as
        trading securities. However, we note no disclosure of trading securities in your
        prior fiscal year annual report on Form 10-K. If you transferred securities from
        available for sale or held to maturity to the trading category during your fiscal

year 2008, please tell us the portion of the unrealized holding gain or loss at the date of the transfer that has not been previously recognized in earnings and that was recognized in earnings immediately under paragraph 15(b) of SFAS 115. Furthermore, please ensure that all future filings contain the disclosures outlined in paragraph 21 of SFAS 115 for your relevant categories of outstanding securities, as applicable.

Inventories, page 43

5.   We note from the disclosure on page 43 that inventory cost is calculated using the average cost method. We further note from your fiscal 2007 Annual Report on Form10-K that you calculated inventory cost under the FIFO method in the prior period. Based on these disclosures, it appears as though you have had a change in accounting principle as described in paragraph 2(c) of SFAS 154. Please tell us, and revise future filings to disclose, how you accounted for the change in inventory costing method pursuant to the guidance in paragraph 7 of SFAS 154, including the effects of the change on your financial statements. Also, please revise future filings to include all of the disclosures required by paragraphs 17 and 18 of SFAS 154 or explain why you do not believe this is required. As part of your response, please provide your justification for the change in inventory costing method pursuant to the guidance in paragraphs 12 through 14 of SFAS No.154. In addition, please tell us why a preferability letter for this change was not filed by your auditors in accordance with Item 601(b)(18) of Regulation S-K or tell us why you were not required to do so. We may have further comment upon receipt of your response.

Note I, page 53
Stock Based Compensation, page 53

6.   We refer to the second paragraph on page 54 where you disclose the amounts of cash received from the exercise of stock options. Please tell us where you have classified these amounts on your statement of cash flows. To the extent you have classified these amount in "Other" please consider disclosure as a separate line item under financing activities in future filings when significant. In this regard, we note that amounts received from stock option exercises during 2008 represented 10% of cash used in financing activities.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief